Exhibit 99.1

QIWI ISSUES STATEMENT REGARDING OTKRITIE’S PARTIAL TENDER OFFER

NICOSIA, CYPRUS – June 19, 2017 – QIWI plc, (NASDAQ: QIWI) (MOEX:QIWI) (“QIWI” or the “Company”) today announced that it has been informed that on June 16, 2017, Otkritie Holding JSC (“Otkritie Holding”) and Otkritie Investments Cyprus Limited (“OICL” and, together with Otkritie Holding, the “Offerors”) commenced a tender offer to purchase for cash up to 24,794,253 class B shares of QIWI at a purchase price of $28.00 per class B share. Otkritie Holding has reported that it currently beneficially owns approximately 6.58% of the outstanding shares of QIWI.

The tender offer is under consideration by the members of the Board of Directors of QIWI (the “Board”).

On or before June 30, 2017 (being the 10th business day from commencement of the tender offer), QIWI intends to file with the United States Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 in which it will advise QIWI shareholders whether the Board recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer, as well as setting forth the Board’s reasons as for its position (or inability to take a position) with respect to the tender offer.

Accordingly, QIWI shareholders are requested to defer making any determination whether to accept or reject such tender offer until they have been advised of the Board’s position with respect to the tender offer.

Shareholders may obtain the Solicitation/Recommendation Statement (when it becomes available) and any other materials filed by QIWI with the SEC at the SEC’s web site, www.sec.gov. Shareholders may also obtain, without charge, a copy of the Solicitation/Recommendation Statement and other materials (if and when they become available) by directing a request to QIWI, Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus, Attn: Investor Relations.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 18.0 million virtual wallets, over 157,000 kiosks and terminals, and enabled merchants to accept over RUB 69 billion cash and electronic payments monthly from approximately 53 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This news release may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed here. QIWI cautions readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations. QIWI does not update publicly or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Further information on the types of factors that could affect QIWI and its business can be found in the Company’s filings with the SEC.

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